Filed Pursuant to Rule 433
Registration Statement No. 333-181408

Pricing Term Sheet

Dated September 25, 2013

Maiden Holdings, Ltd.

7.25% Mandatory Convertible Preference Shares, Series B
(the "mandatory convertible preference share offering")

The information in this pricing term sheet relates only to the mandatory convertible preference share offering and should be read together with the preliminary prospectus supplement, dated September 24, 2013, relating to the mandatory convertible preference share offering (the "mandatory convertible preference share preliminary prospectus supplement"), including the documents incorporated by reference therein and the related base prospectus dated May 30, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-181408. Terms not defined in this pricing term sheet have the meanings given to such terms in the mandatory convertible preference share preliminary prospectus supplement.

Issuer:	Maiden Holdings, Ltd.

Ticker / Exchange for common shares:	MHLD / The NASDAQ Global Select Market.

Trade date:	September 26, 2013.

Settlement date:	October 1, 2013 (T + 3).

Securities offered:	3,000,000 7.25% Mandatory Convertible Preference Shares, Series B ("mandatory convertible preference shares"), subject to the underwriters' option to purchase additional mandatory convertible preference shares.

Option for underwriters to purchase additional mandatory convertible preference shares:	300,000 additional mandatory convertible preference shares.

Public offering price:	$50.00 per mandatory convertible preference share / $150 million total, subject to the underwriters' option to purchase additional mandatory convertible preference shares.

Underwriting discount:	$1.50 per mandatory convertible preference share / $4.5 million total, subject to the underwriters' option to purchase additional mandatory convertible preference shares.

Proceeds, before expenses, to the Issuer:	$48.50 per mandatory convertible preference share / $145.5 million total, subject to the underwriters' option to purchase additional mandatory convertible preference shares.

Dividends:	7.25% on the liquidation amount of $50.00 for each mandatory convertible preference share per year (equivalent to $3.625 per annum per mandatory convertible preference share).

The dividend payable on the first dividend payment date, if declared, is expected to be approximately $0.74514 per mandatory convertible preference share and on each subsequent dividend payment date, if declared, is expected to be $0.90625 per mandatory convertible preference share.

On the final dividend payment date or any earlier conversion date, the Issuer may pay dividends in cash, common shares or a combination thereof, at its election and subject to the share cap. The "share cap" is an amount per share equal to the product of (i) 2 and (ii) the maximum conversion rate, subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement.

Dividend payment dates:	If declared, March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2013 and ending on September 15, 2016.

Dividend record dates	Dividends will be payable to holders of record of the mandatory convertible preference shares as they appear on the stock register of the Issuer on the 1st calendar day of the month in which such dividend payment date falls or such other record date fixed by our board of directors or any duly authorized committee thereof that is not more than 60 nor less than 10 days prior to such dividend payment date but only to the extent a dividend has been declared to be payable on such dividend payment date.

Mandatory conversion date:	The third business day immediately following the last trading day of the 40 consecutive trading day period beginning on, and including, the 42nd scheduled trading day immediately preceding September 15, 2016.

Initial price:	$12.40.

Threshold appreciation price:	$15.50, which represents an appreciation of 25% over the initial price.

Conversion rate per mandatory convertible preference share:	The conversion rate for each mandatory convertible preference share will not be more than 4.0322 of the common shares and not less than 3.2258 of the common shares (respectively, the "maximum conversion rate" and "minimum conversion rate"), subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement.

The following table illustrates the conversion rate per mandatory convertible preference share, subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement, based on the applicable market value of the common shares on the mandatory conversion date:

Applicable Market Value on the Mandatory Conversion Date	Conversion Rate per Mandatory Convertible Preference Share

Less than or equal to $12.40	4.0322 common shares

Greater than $12.40 and less than $15.50	$50, divided by the applicable market value

Equal to or greater than the threshold appreciation price, or $15.50	3.2258 common shares

If the applicable market value of the common shares exceeds the threshold appreciation price, the value of the common shares received by the holder of a mandatory convertible preference share upon conversion will be approximately 80% of the value of the common shares that could be purchased with $50 at the time of the mandatory convertible preference share offering.

In addition, the Issuer will pay to holders of mandatory convertible preference shares on the mandatory conversion date an amount equal to accrued and unpaid dividends through September 15, 2016 in cash, common shares or a combination thereof, at the Issuer's election and subject to the share cap, whether or not declared, to the extent the Issuer lawfully available funds to pay such amounts at such time.

Optional conversion:	At any time prior to September 15, 2016, other than during the fundamental change conversion period, a holder of mandatory convertible preference shares may elect to convert such holder's mandatory convertible preference shares at the minimum conversion rate of 3.2258 of the common shares per mandatory convertible preference share, subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement. In addition, the Issuer will pay holders of the mandatory convertible preference shares amounts with respect to accrued and unpaid dividends other than with respect to the then-current dividend period (in cash, common shares or a combination thereof, at the Issuer's election and subject to the share cap) as described in the mandatory convertible preference share preliminary prospectus supplement.

Fundamental change:	If a fundamental change occurs prior to the mandatory conversion date, holders of the mandatory convertible preference shares will have the right to convert their mandatory convertible preference shares, in whole or in part, into common shares at the fundamental change conversion rate during the period beginning on, and including, the effective date of such fundamental change and ending on, but excluding, the earlier of (i) the mandatory conversion date and (ii) the date that is 20 calendar days after the effective date. In addition, the Issuer will pay holders of the mandatory convertible preference shares amounts with respect to accrued and unpaid dividends (in cash, common shares or a combination thereof, at the Issuer's election and subject to the share cap) as described in the mandatory convertible preference share preliminary prospectus supplement. The following table sets forth the fundamental change conversion rate per mandatory convertible preference share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$3.00	$6.00	$9.00	$12.40	$14.00	$15.50	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00
October 1, 2013	7.0401	5.3409	4.5920	4.0322	3.9318	3.8039	3.6795	3.5799	3.4792	3.4291	3.3716	3.3371
December 15, 2013	6.8022	5.2269	4.5260	4.0315	3.8900	3.7638	3.6419	3.5463	3.4530	3.4080	3.3566	3.3256
March 15, 2014	6.5617	5.1250	4.4806	4.0300	3.8605	3.7342	3.6137	3.5214	3.4347	3.3937	3.3467	3.3184
June 15, 2014	6.3197	5.0222	4.4368	4.0017	3.8310	3.7040	3.5845	3.4955	3.4157	3.3787	3.3361	3.3104
September 15, 2014	6.0754	4.9182	4.3939	3.9742	3.8013	3.6728	3.5538	3.4685	3.3959	3.3630	3.3248	3.3018
December 15, 2014	5.8286	4.8125	4.3516	3.9475	3.7713	3.6404	3.5217	3.4404	3.3756	3.3469	3.3131	3.2929
March 15, 2015	5.5792	4.7052	4.3097	3.9221	3.7411	3.6065	3.4879	3.4112	3.3550	3.3304	3.3013	3.2837
June 15, 2015	5.3281	4.5966	4.2690	3.9000	3.7115	3.5713	3.4520	3.3809	3.3341	3.3138	3.2892	3.2745
September 15, 2015	5.0746	4.4866	4.2284	3.8819	3.6823	3.5336	3.4133	3.3495	3.3129	3.2968	3.2770	3.2651
December 15, 2015	4.8184	4.3750	4.1865	3.8698	3.6537	3.4919	3.3708	3.3172	3.2915	3.2795	3.2645	3.2556
March 15, 2016	4.5595	4.2621	4.1416	3.8690	3.6265	3.4430	3.3232	3.2849	3.2699	3.2619	3.2518	3.2458
June 15, 2016	4.2977	4.1480	4.0903	3.8919	3.6018	3.3768	3.2700	3.2544	3.2481	3.2441	3.2390	3.2359
September 15, 2016	4.0322	4.0322	4.0322	4.0322	3.5714	3.2258	3.2258	3.2258	3.2258	3.2258	3.2258	3.2258

The exact stock price and effective date may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $50.00 per share (subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement; and

•	if the stock price is less than $3.00 per share (subject to adjustment as described in the mandatory convertible preference share preliminary prospectus supplement) (the "minimum stock price"), then the fundamental change conversion rate will be determined (a) as if the stock price equaled the minimum stock price and (b) if the effective date is between two dates on the table, using straight-line interpolation, as described in the mandatory convertible preference share preliminary prospectus supplement, subject to adjustment.

Conversion Upon a Tax Event:	If at any time the Issuer becomes obligated to pay any additional amounts on the outstanding mandatory convertible preference shares as a result of a change in tax law, the Issuer may cause all, but not less than all, outstanding mandatory convertible preference shares to be automatically converted into a number of common shares equal to the fundamental change conversion rate, determined as though the tax event conversion date were the effective date and the price paid (or deemed paid) per common share in such transaction were the average of the volume-weighted average prices per common share over the 10 trading day period beginning on, and including, the second trading day immediately following the date on which the Issuer provides notice of the tax event conversion. In addition, the Issuer will pay holders of the mandatory convertible preference shares amounts with respect to accrued and unpaid dividends (in cash, common shares or a combination thereof, at the Issuer's election and subject to the share cap) as described in the mandatory convertible preference share preliminary prospectus supplement.

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Manager:	Wells Fargo Securities, LLC

Co-Managers:	FBR Capital Markets & Co. Sterne, Agee & Leach, Inc. JMP Securities LLC

Listing:	The Issuer will apply to list the mandatory convertible preference shares on the NASDAQ Global Select Market, and expects trading on the NASDAQ Global Select Market to begin within 30 days of the initial issuance of the mandatory convertible preference shares.

CUSIP / ISIN:	G5753U 203 / BMG5753U2035

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The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the mandatory convertible preference share preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC's website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department; or BofA Merrill Lynch, telephone: (866) 500-5408.

This communication should be read in conjunction with the mandatory convertible preference share preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the mandatory convertible preference share preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in the mandatory convertible preference share preliminary prospectus supplement or the accompanying prospectus.

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